Exhibit 99.1

Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

Page 1 of 2 September 13, 2006 Basel, Switzerland
News Release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO THE UNITED STATES OR THE REPUBLIC OF ITALY

Ciba Specialty Chemicals launches cash tender offer for Swiss Franc denominated bonds maturing 2008

·	Simultaneous Swiss Franc new issue

Ciba Specialty Chemicals has announced a public tender offer for up to CHF 600 million of bonds maturing 2008. At the same time, Ciba will be issuing a new Swiss Franc-denominated bond maturing 2012, subject to market conditions.

Ciba Specialty Chemicals invites the holders of its CHF 1,000,000,000 3.25% bonds due March 2008 to tender their holdings on the following terms:

Bonds to be tendered: CHF 1,000,000,000 3.25% Bonds maturing 4 March 2008; ISIN: CH 000 849 233 9; Swiss Sec. No: 849 233

Benchmark Yield: Interpolated CHF mid-swap rate on the pricing date, being September 27, 2006

Tender Offer Spread: 2 bps

Target Repurchase Amount: Up to CHF 600 million

Ciba Specialty Chemicals intends to fund the tender offer with cash on balance sheet plus the proceeds of a new 6-year Swiss Franc bond issue. The new issue will be executed simultaneously with the tender offer.

“The combined transactions will extend our average debt maturity profile, diversify our current concentration of debt maturing in 2008, and reduce our overall gross debt position” said Michael Jacobi, Chief Financial Officer of Ciba Specialty Chemicals. “We are actively managing our balance sheet and reducing group debt following the sale of our textile business in June.”

The offer period begins today and ends at 10:00 CET on September 26, 2006. Tender pricing will occur on September 27, 2006. Credit Suisse is acting as sole Dealer Manager for the tender offer. Credit Suisse and Hypovereinsbank are jointly leading the expected forthcoming new issue.

Full terms and conditions of the tender offer are detailed in the Information Memorandum, which is available upon request from the Dealer Manager (details below). Ciba Specialty Chemicals reserves the right to determine the amount of bonds to be accepted for repurchase at its sole discretion. Amounts in excess of its final accepted repurchase amount will be scaled back pro rata, subject to the terms of the offer.

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Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life — adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2005, the Company’s continued operations generated sales of CHF 6.1 billion and invested over CHF 270 million in R&D.

Virtual news kit: www.cibasc.com/media
·	Press release

For further information please contact:
Ciba Specialty Chemicals

Media:  Tel. +41 61 636 4444  Fax +41 61 636 3019

Investor Relations:  Tel. +41 61 636 5081 Fax +41 61 636 5111

The Dealer Manager

Requests for the Information Memorandum:

Credit Suisse AG, Debt Capital Markets

Telephone: +41 44 333 81 87 e-mail: sabeen.munir@credit-suisse.com

General inquiries:

Credit Suisse Securities (Europe) Limited, Liability Management Group

Telephone: +44 20 7883 6748 e-mail: paul.hawker@credit-suisse.com

This Press Release does not constitute a prospectus in the sense of Art. 652a or Art. 1156 of the Swiss Code of Obligations. This document was produced by Ciba Specialty Chemicals solely for information purposes and for the use by the recipient. It is not to be copied or made available to any other person without the express written consent of Ciba. Neither this document nor any copy hereof may be sent or taken into the United States or distributed in the United States or to any U.S. person. The tender offer is not being made (i) within Japan, Canada, Australia, Italy or the United States, (ii) to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) or (iii) to any resident of Japan, Canada, Italy or Australia. This document does not constitute an investment, tax or legal advice in any country and/or under any applicable jurisdiction. Readers of this document should inform themselves of, and observe, any applicable legal requirements. The Dealer Manager takes no responsibility for the contents of this Press Release.